UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Overstock.com Inc.
(Name of Issuer)

Common Shares, par value $0.0001 per share
(Title of Class of Securities)

690370101
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS JAT Capital Mgmt LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,103,378 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,103,378 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,103,378 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)Includes 548,300 Shares issuable upon the exercise of options which are exercisable within 60 days.
(2)Includes 341,820 Shares underlying cash-settled swaps.

1	NAME OF REPORTING PERSONS JAT Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,132,342 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,132,342 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,132,342 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)Includes 176,100 Shares issuable upon the exercise of options which are exercisable within 60 days.
(2)Includes 126,586 Shares underlying cash-settled swaps.

1	NAME OF REPORTING PERSONS John Thaler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,103,378 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,103,378 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,103,378 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN
(1)Includes 548,300 Shares issuable upon the exercise of options which are exercisable within 60 days.
(2)Includes 341,820 Shares underlying cash-settled swaps.

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the Common Shares (the “Shares”) of Overstock.com Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”) with its principal executive offices at 799 W. Coliseum Way, Midvale, Utah 84047.
Item 2.  Identity and Background.

(a)            This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the “Reporting Persons”):
•	JAT Capital Mgmt LP, a Delaware limited partnership (“JAT Capital Management”);

•	JAT Capital Master Fund LP, a Cayman Islands exempted limited partnership (“JAT Capital Master Fund”); and

•	John Thaler, a United States citizen (“Mr. Thaler”).

(b)            The business address of each of the Reporting Persons is 1 Greenwich Plaza, Greenwich, CT 06830.
(c)            JAT Capital Master Fund is a private investment partnership, the principal business of which is investing in equities, equity-linked securities or securities convertible into equity. The principal business of JAT Capital Management is to serve as the investment manager of JAT Capital Master Fund and certain other client accounts. Mr. Thaler’s principal occupation is to serve as the managing member of the general partner of JAT Capital Management.
(d, e)            During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
(f)            The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.
Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $56,645,858.52. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable Reporting Person.
Item 4.  Purpose of Transaction
The Reporting Persons purchased the Securities because the Reporting Persons believe that the Securities, when purchased, were undervalued and represent an attractive long-term investment opportunity.

The Reporting Persons may seek to engage with the Issuer's board of directors (the "Board") or members of management of the Issuer in a constructive manner to provide recommendations on ways to achieve long-term value for the Issuer and influence the Issuer through customary means including presenting their views for consideration to other stockholders of the Issuer, industry participants, knowledgeable industry or market observers, and other interested parties, privately or publicly regarding the Issuer and about various other matters, including but not limited to the operations, strategy, management, governance, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s common stock, or grouping with any other party or parties to do so, and (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, the availability of Common Stock at prices that would make the purchase of additional Securities or the sale of Securities desirable, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the Board, other investment opportunities available to the Reporting Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to: (i) purchasing additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (or its affiliates) in the open market, in privately negotiated transactions or otherwise; (ii) disposing of any or all of such securities in the open market, in privately negotiated transactions or otherwise; (iii) entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer; and/or (iv) engaging in any hedging or similar transactions with respect to such holdings, including swaps and other derivative instruments.

On October 12, 2023, the Reporting Persons sent a letter to the Issuer’s Board that included operational recommendations for the Board to consider.

Those recommendations included:
1.  Development of a business plan for the next 1/3/12/36 months, with financial objectives.
2.  Development of an IR/PR message that communicates the plan clearly, with action items and KPIs that illustrate success and/or failure. Near term guidance to be offered to establish financial guardrails and expectations for the investment community.
3.  Empowering of the investor relations personnel, as well as key Board Members, to communicate this message to Wall Street and engage on an ongoing basis to ensure expectations are aligned with likely outcomes.
4.  Overhaul of the management and Board compensation structure to reduce or eliminate cash compensation, and to emphasize stock option participation. CEO role to be offered a meaningful option package at strike prices meaningfully above current market price to align interests with shareholders.
5.  Marcus Lemonis to have his position elevated. Executive Chairman as a preferred option.
6.  Conduct an immediate strategic review of the Issuer’s non-core assets (most notably the Medici portfolio), including evaluation of a potential sale or spin-off of such assets.

By way of amplification of the October 12 letter, and to supplement subsequent conversations that one of the Reporting Persons has had with representatives of the Issuer, recommendation number 6 above should include both the exploration of transactions that are permitted under existing agreements with Pelion Venture Partners ("Pelion"), and to seek consent from Pelion for transactions to the extent that Pelion's consent is required.

The Reporting Persons may consider to seek Board representation to the extent the above recommendations have not been explored, pursued and executed satisfactorily.

The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 45,203,152 Shares outstanding as of July 28, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2023.
As of the close of business on the date hereof, JAT Capital Management individually beneficially owned 4,103,378 Shares (including 548,300 Shares issuable upon the exercise of options which are exercisable within 60 days and 341,820 Shares underlying cash-settled total return swaps (“Cash Settled Swaps”) which provide economic exposure to the Shares as discussed in Item 6 below, and which underlying Shares be deemed to be beneficially owned by JAT Capital Management), constituting approximately 9.1% of all of the outstanding Shares.

As of the close of business on the date hereof, JAT Capital Master Fund individually beneficially owned 1,132,342 Shares (including 176,100 Shares issuable upon the exercise of options which are exercisable within 60 days and 126,586 Shares underlying Cash Settled Swaps which provide economic exposure to the Shares as discussed in Item 6 below, and which underlying Shares be deemed to be beneficially owned by JAT Capital Master Fund), constituting approximately 2.5% of all of the outstanding Shares.
By virtue of its relationship with JAT Capital Master Fund discussed in further detail in Item 2, JAT Capital Management may be deemed to be the beneficial owner of the 1,132,342 Shares beneficially owned by JAT Capital Master Fund, constituting approximately 2.5% of all of the outstanding Shares.
By virtue of his relationship with JAT Capital Management discussed in further detail in Item 2, Mr. Thaler may be deemed to be the beneficial owner of the 4,103,378 Shares beneficially owned by JAT Capital Management, constituting approximately 9.1% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 4,103,378 Shares, constituting approximately 9.1% of the outstanding Shares.
(b)            JAT Capital Management and Mr. Thaler have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,103,378 Shares held by JAT Capital Management.
JAT Capital Management, JAT Capital Master Fund and Mr. Thaler have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,132,342 Shares held by JAT Capital Master Fund.
(c)  During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of October 12, 2023, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, JAT Capital Master Fund is a party to Cash Settled Swaps referencing an aggregate of 126,586 Shares and JAT Capital Management is a party to Cash Settled Swaps referencing an aggregate of 341,820 Shares. Under the terms of each Cash Settled Swap, upon settlement, (a) the applicable Reporting Person will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the Cash Settled Swaps, plus interest rates set forth in the applicable contracts, and (b) the counterparty will be obligated to pay to the applicable Reporting Person any positive price performance of the specified notional number of Shares subject to the Cash Settled Swaps, less applicable interest rates set forth in the applicable contracts. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the Cash Settled Swaps will be paid to the applicable Reporting Person. All balances will be settled in cash. The counterparty to the Cash Settled Swaps are unaffiliated third party financial institutions.

The Cash Settled Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer, nor do such agreements require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. However, it is possible under certain circumstances the Reporting Persons may be deemed to have beneficial ownership of the Shares underlying the Cash Settled Swaps.

Item 7.  Material to be filed as Exhibits
Exhibit 99.1	Joint Filing Agreement to Schedule 13D by and among JAT Capital Management, LP, JAT Capital Master Fund, LP and John Thaler, dated as of October 12, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: October 16, 2023

JAT CAPITAL MGMT, LP By: JAT GP LLC, its General Partner

By:	/s/ John Thaler
John Thaler, Managing Member

JAT CAPITAL MASTER FUND, LP By: JAT Capital Mgmt, LP, its Investment Manager By: JAT GP LLC, its General Partner

By:	/s/ John Thaler
John Thaler, Managing Member

/s/ John Thaler
JOHN THALER

SCHEDULE 1
Transactions in the Common Shares of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share or Option, as Applicable[1]	Amount of Shares Bought/(Sold) or Underlying Options
JAT Capital Mgmt, LP
8/16/2023	Buy	Common Shares	$27.87	40,000
8/17/2023	Buy	Common Shares	$26.82	25,000
8/21/2023	Buy	Common Shares	$25.26	50,000
8/23/2023	Buy	Common Shares	$24.50	25,000
8/28/2023	Buy	Common Shares	$25.10	13,505
8/29/2023	Buy	Common Shares	$27.02	25,000
8/30/2023	Buy	Common Shares	$26.48	50,000
8/31/2023	Buy	Common Shares	$26.11	81,567
8/31/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 1/19/2024	$1.31	6,300
8/31/2023	Buy	Option to Purchase Common Shares at $75 per Share expiring 1/19/2024	$0.36	19,400
8/31/2023	Buy	Option to Purchase Common Shares at $35 per Share expiring 9/15/2023	$0.10	7,300
8/31/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 9/15/2023	$0.10	16,100
9/1/2023	Buy	Common Shares	$26.61	79,518
9/1/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 1/19/2024	$1.39	5,200
9/1/2023	Buy	Option to Purchase Common Shares at $75 per Share expiring 1/19/2024	$0.40	16,300
9/1/2023	Buy	Option to Purchase Common Shares at $35 per Share expiring 9/15/2023	$0.11	6,000
9/1/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 9/15/2023	$0.08	13,500
9/1/2023	Sell	Option to Purchase Common Shares at $40 per Share expiring 1/19/2024	$1.37	(1,800)
9/1/2023	Sell	Option to Purchase Common Shares at $75 per Share expiring 1/19/2024	$0.40	(5,700)
9/1/2023	Sell	Option to Purchase Common Shares at $35 per Share expiring 09/15/2023	$0.07	(2,100)
9/1/2023	Sell	Option to Purchase Common Shares at $40 per Share expiring 9/15/2023	$0.05	(4,700)
9/5/2023	Buy	Common Shares	$27.25	98,349
9/5/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 1/19/2024	$1.35	185,000
9/6/2023	Buy	Common Shares	$20.87	1,118,986
9/6/2023	Buy	Option to Purchase Common Shares at $30 per Share expiring 1/19/2024	$1.74	285,000
9/7/2023	Buy	Common Shares	$19.52	450,107
9/7/2023	Sell	Option to Purchase Common Shares at $35 per Share expiring 9/15/2023	$0.01	(90,200)
9/7/2023	Sell	Option to Purchase Common Shares at $40 per Share expiring 9/15/2023	$0.01	(201,400)
9/8/2023	Buy	Common Shares	$20.95	62,613
9/11/2023	Buy	Common Shares	$20.84	34,897
9/12/2023	Buy	Common Shares	$20.36	41,665
9/15/2023	Buy	Common Shares	$20.22	63,985
9/19/2023	Buy	Common Shares	$18.40	30,000
9/22/2023	Buy	Common Shares	$17.68	10,562
10/3/2023	Buy	Common Shares	$15.00	6,515
10/3/2023	Buy	Common Shares	$15.08	80,000
10/4/2023	Buy	Common Shares	$14.97	7,911
10/4/2023	Buy	Common Shares	$14.98	90,000
10/5/2023	Buy	Common Shares	$15.45	3,516
10/5/2023	Buy	Common Shares	$15.47	40,000
10/9/2023	Buy	Common Shares	$16.10	5,093
10/9/2023	Buy	Common Shares	$16.14	57,938
10/11/2023	Buy	Common Shares	$16.35	4,835
10/11/2023	Buy	Common Shares	$16.45	55,000
10/12/2023	Buy	Common Shares	$15.76	11,660
10/12/2023	Sell	Option to Purchase Common Shares at $75 per Share expiring 1/19/2024	$0.15	(242,000)
10/12/2023	Buy	Common Shares	$15.53	18,882

JAT Capital Master Fund, LP
Date	Buy/Sell	Security	Approximate Price Per Share or Option, as Applicable[2]	Amount of Shares Bought/(Sold) or Underlying Options
8/16/2023	Buy	Common Shares	$27.87	6,340
8/17/2023	Buy	Common Shares	$26.82	7,925
8/21/2023	Buy	Common Shares	$25.26	15,850
8/23/2023	Buy	Common Shares	$24.50	3,963
8/28/2023	Buy	Common Shares	$25.10	4,281
8/29/2023	Buy	Common Shares	$27.02	3,963
8/30/2023	Buy	Common Shares	$26.48	9,510
9/1/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 1/19/2024	$1.38	3,400
9/1/2023	Buy	Option to Purchase Common Shares at $75 per Share expiring 1/19/2024	$0.40	10,600
9/1/2023	Buy	Option to Purchase Common Shares at $35 per Share expiring 9/15/2023	$0.10	4,000
9/1/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 9/15/2023	$0.07	8,800
9/1/2023	Buy	Common Shares	$26.62	31,349
9/5/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 1/19/2024	$1.35	59,500
9/5/2023	Buy	Common Shares	$27.25	18,736
9/6/2023	Buy	Option to Purchase Common Shares at $30 per Share expiring 1/19/2024	$1.74	91,500
9/6/2023	Buy	Common Shares	$20.87	295,086
9/7/2023	Sell	Option to Purchase Common Shares at $35 per Share expiring 9/15/2023	$0.01	(29,000)
9/7/2023	Sell	Option to Purchase Common Shares at $40 per Share expiring 9/15/2023	$0.01	(64,800)
9/7/2023	Buy	Common Shares	$19.52	112,419
9/8/2023	Buy	Common Shares	$20.95	15,289
9/11/2023	Buy	Common Shares	$20.84	11,205
9/12/2023	Buy	Common Shares	$20.36	8,562
9/15/2023	Buy	Common Shares	$20.22	14,121
9/19/2023	Buy	Common Shares	$18.40	9,633
9/22/2023	Buy	Common Shares	$17.68	3,391
10/3/2023	Buy	Common Shares	$15.08	34,426
10/4/2023	Buy	Common Shares	$14.98	31,680
10/5/2023	Buy	Common Shares	$15.47	14,080
10/9/2023	Buy	Common Shares	$16.14	20,394
10/11/2023	Buy	Common Shares	$16.45	19,360
10/12/2023	Sell	Option to Purchase Common Shares at $75 per Share expiring 1/19/2024	$0.15	(77,800)
10/12/2023	Buy	Common Shares	$15.53	6,646
10/12/2023	Buy	Common Shares	$15.80	3,236

1 Excluding any brokerage fees.
2 Excluding any brokerage fees.